                                                FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-31845
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION DATED JANUARY 20, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 4, 1997)
                                  $500,000,000
                           [LOGO OF MGM GRAND, INC.]
                      % SENIOR COLLATERALIZED NOTES DUE 2005

                                --------------

  The    % Senior Collateralized Notes due 2005 (the "Notes") are being offered by MGM Grand, Inc. (the "Company") in an aggregate principal amount of $500,000,000. Interest on the Notes is payable semiannually in arrears on
       and        of each year, beginning         , 1998, at the rate of    %
per annum. The Notes will be guaranteed by certain of the Company's subsidiaries and secured equally and ratably with the Company's bank credit facility (the "Facility"). The Facility is secured by a pledge of substantially all of the Company's assets, subject to certain exceptions, and the Notes will also be initially so secured on a pro rata basis. If the Facility becomes unsecured, the Notes will also become unsecured. See "Description of Notes" herein and "Credit Facility" and "Description of Debt Securities" in the accompanying Prospectus.

  The Notes will be issued in book-entry form and represented by one or more global notes (a "Global Note") in fully registered form, without coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC") in New York, New York, as depositary for the accounts of its participants. Beneficial interests in the Global Notes will be represented, and transfers thereof will be effected, only through book-entry accounts maintained by DTC and its direct or indirect participants. Initial settlement for the Notes will be made in immediately available funds and secondary market trading activity in beneficial interests therein will therefore settle in such funds. Except in limited circumstances, definitive Notes will not be issued in exchange for beneficial interests in the Global Notes. See "Description of Notes--Book-Entry, Delivery and Form."

                                --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

                                --------------

NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE NEW JERSEY CASINO CONTROL COMMISSION NOR ANY OTHER GAMING AUTHORITY HAS
 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY
  IS UNLAWFUL.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        PRICE TO          UNDERWRITING         PROCEEDS TO
                                       PUBLIC (1)         DISCOUNT (2)       COMPANY (1)(3)
--------------------------------------------------------------------------------
Per Note.........................           %                   %                   %
--------------------------------------------------------------------------------
Total............................         $                   $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting estimated expenses of $       payable by the Company.

                                --------------

  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued and accepted by the Underwriters and certain other conditions. The several Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the Notes will be delivered in book-entry form only through the facilities of
DTC on or about January   , 1998.

BANCAMERICA ROBERTSON STEPHENS                          DEUTSCHE MORGAN GRENFELL

                                --------------

                                CIBC OPPENHEIMER

           The date of this Prospectus Supplement is January   , 1998

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             ---------------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING STABILIZING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

  MGM Grand, Inc. (the "Company") is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. Through its wholly-owned subsidiaries, the Company owns and operates the MGM Grand Hotel and Casino in Las Vegas ("MGM Grand Las Vegas"), which management believes is the largest hotel/casino in the world, and the MGM Grand Hotel and Casino in Darwin, Australia ("MGM Grand Australia"). The Company also owns a 50% interest in a joint venture that owns and operates New York-New York Hotel and Casino ("New York-New York"), an architecturally distinctive destination resort hotel/casino in Las Vegas. The Company is also planning to construct significant destination resort hotel/casino, entertainment and retail facilities in Atlantic City, New Jersey and Detroit, Michigan. The Company's subsidiary, MGM Grand South Africa, Inc. ("MGM Grand South Africa"), is pursuing up to 15 gaming licenses in the Republic of South Africa, where it currently operates one casino.

STRATEGY

  The Company's strategy is to create unique destination resorts worldwide in selected gaming markets which are designed to provide customers with a total entertainment experience, including: first class accommodations, dining and amenities; exciting production shows, sporting events, concerts and shopping; and attractive gaming facilities. The Company utilizes entertainment themed attractions, including well-known movie characters and settings, to create an exciting environment appealing to all segments of the gaming market and also utilizes targeted marketing programs to attract premium customers.

  The Company's management team has implemented an operational restructuring program designed to enhance revenues and minimize volatility, reduce operating costs, maintain financial stability, promote the Company's reputation for providing first class entertainment and position the Company for growth by renovating and expanding existing properties and developing new destination resorts.

EXISTING PROPERTIES

 MGM Grand Las Vegas

  MGM Grand Las Vegas, the Company's flagship property, is a multi-themed destination resort, located on approximately 114 acres on the northeast corner of Las Vegas Boulevard South (the "Strip") and Tropicana Avenue (the "New Four Corners"). MGM Grand Las Vegas creates an exciting and unique gaming and entertainment experience which is intended to appeal to all segments of the Las Vegas market. Management believes MGM Grand Las Vegas is the largest hotel/casino in the world and, because of the quality and variety of its entertainment amenities, is a "must-see" attraction for visitors to Las Vegas. MGM Grand Las Vegas features 5,005 guest rooms and suites, a 171,500 square foot casino with approximately 3,700 slot machines and 160 table games, 11 restaurants, the 16,700 seat MGM Grand Garden Arena and two large showrooms, which feature celebrity entertainers and EFX, a musical and special effects extravaganza production show. MGM Grand Las Vegas received the Mobil Travel Guide's Four Star Rating in 1998, the third consecutive year in which the resort was accorded this honor. MGM Grand Las Vegas has several renowned restaurants, including Emeril's New Orleans Fish House, which was designated by the 1998 Zagat Survey of America's Top Restaurants as the best restaurant in Las Vegas.

  In an effort to continue a legacy of providing exceptional entertainment through the leveraging of its highly recognizable brand name, the Company has embarked on an extensive transformation of MGM Grand Las Vegas into "The City of Entertainment." The Company's plan (the "Master Plan"), which is budgeted at more than $700 million, calls for a new 1,500 room "Marriott Grand"; expansion of the resort's casino capacity by nearly 20% to more than 200,000 square feet; "The Mansion at the MGM Grand" offering 30 exclusive suites and villas; a 380,000 square foot state of the art conference center; a 6.6 acre Shangri-La pool and spa complex; significantly expanded and improved parking facilities; and an approximately 45 foot tall new polished bronze lion sculpture on a 25 foot pedestal, which will be the resort's signature, adjoining a re-themed entertainment casino which includes a Rainforest Cafe and Studio 54 nightclub. Substantially all of the transformation will be completed by December 1998 with the exception of the Marriott Grand, which is scheduled for completion in December 1999. The Company also plans by the year 2000 to begin construction of a 500 room Ritz-Carlton Hotel at MGM Grand Las Vegas.

 New York-New York (50%-Owned)

  The Company is a 50% partner with Primadonna Resorts, Inc. in New York-New York Hotel and Casino, LLC. ("NY-NY LLC"), a joint venture that owns and operates New York-New York. The 47 story destination resort replicates many of Manhattan's landmark buildings and icons, including the Statue of Liberty, the Empire State Building, Central Park, the Brooklyn Bridge and a Coney Island-style roller coaster. Management believes the 2,033 room and suite resort is architecturally the most distinctive property ever built in Las Vegas. The 84,000 square foot casino offers approximately 2,400 slot machines and 70 table games. New York-New York is located on approximately 20 acres at the New Four Corners directly across from MGM Grand Las Vegas. New York-New York has substantially increased the foot traffic at MGM Grand Las Vegas since the two facilities became connected by an extension of the existing elevated pedestrian walkway.

 MGM Grand Australia

  MGM Grand Australia is located on 18 acres of beachfront property next to the Arafura Sea on the north central coast in Darwin, Northern Territory, Australia. The resort includes a public and private casino, 96 rooms, restaurants and other facilities. Casino operations include table games, slots ("poker machines") and keno. The Company has positioned MGM Grand Australia as a multi-faceted gaming/entertainment facility for the local market and as an exclusive destination resort for premium international table game customers.

 MGM Grand South Africa

  The Company, together with its joint venture partner, Tsogo Sun Gaming & Entertainment ("Tsogo Sun"), intends to apply for up to 15 gaming licenses throughout the Republic of South Africa. MGM Grand South Africa manages a casino in Nelspruit, which began operations on October 15, 1997, in the Mpumalanga Province of the Republic of South Africa. A second casino is scheduled to open in the first quarter of 1998 in Witbank, Mpumalanga Province. The Company earns fees for the development and management of all casino operations of Tsogo Sun, which will provide or procure all of the financing necessary for the hotel/casino projects.

DEVELOPMENT OPPORTUNITIES

 Atlantic City, New Jersey

  The Company, through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., intends to create a destination resort hotel/casino in Atlantic City ("MGM Grand Atlantic City") that will be larger and more elaborate than any other facility currently in existence in that market. The Company expects to use its unique entertainment themes extensively at MGM Grand Atlantic City, and plans to offer a wide array of exciting and innovative gaming and non-gaming amenities to its prospective customers. The Company believes that the development and land acquisition costs of the proposed MGM Grand Atlantic City project could be in excess of $700 million and take up to three years to complete once the process of acquiring the necessary land has been finalized.

  The Company has acquired or has the right to acquire approximately 35 acres of land on the Atlantic City Boardwalk and has entered into an agreement with FC Atlantic City Associates, L.P. (an affiliate of the Forest City Ratner Company) for development. The plans for the hotel and casino resort will include, among other features, entertainment and retail facilities. The design, budget and schedule for development of the project are at a preliminary stage. No assurance can be given that the Company will acquire the necessary property or develop a hotel/casino in Atlantic City, or if it does, as to its ultimate size, configuration or cost. Any development or operation in Atlantic City will be subject to the finalization of the land acquisition process and the receipt of regulatory approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

 Detroit, Michigan

  In November 1997, the Company, along with several partners, was chosen to develop and operate one of three casinos in Detroit, Michigan. The Company anticipates the construction of a $700 million world-class hotel/casino resort with an art deco theme. The approval of the Detroit City Council and the Michigan Gaming Control Board is required prior to the development of each of these three casinos. In an interview in January 1998, the Executive Director of the Michigan Gaming Control Board indicated that it is anticipated that casinos will open in Detroit sometime in the year 2000.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes, estimated to be approximately $496 million, are expected to be used for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of indebtedness of the Company and its subsidiaries, financing of capital expenditures, potential acquisitions and the repurchase by the Company of its Common Stock. Funds not immediately required for such purposes may be invested in short-term investment grade securities.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of September 30, 1997 and on an as adjusted basis to give effect to this offering, after deduction of estimated expenses and underwriting discounts and commissions.

                                                           SEPTEMBER 30, 1997
                                                          ---------------------
                                                                         AS
                                                            ACTUAL    ADJUSTED
                                                          ---------- ----------
                                                             (IN THOUSANDS)
Cash and cash equivalents................................ $   58,993 $  554,993
                                                          ========== ==========
Current obligation, long term debt....................... $   11,767 $   11,767
                                                          ========== ==========
Current obligation, capital leases....................... $    5,182 $    5,182
                                                          ========== ==========
Long term debt (less current portion):
  Credit Facility........................................ $      --  $      --
  Australian Hotel/Casino Loan...........................     55,439     55,439
   % Senior Collateralized Notes due 2005................        --     500,000
                                                          ---------- ----------
                                                              55,439    555,439
Long term obligation, capital leases.....................      6,073      6,073
Stockholders' equity:
  Common Stock, $.01 par value;
    75,000,000 shares authorized;
    57,973,602 issued....................................        580        580
  Capital in excess of par value.........................    966,182    966,182
  Retained earnings......................................     90,826     90,826
  Currency translation...................................      3,293      3,293
                                                          ---------- ----------
    Total stockholders' equity...........................  1,060,881  1,060,881
                                                          ---------- ----------
Total capitalization..................................... $1,122,393 $1,622,393
                                                          ========== ==========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The selected consolidated financial information set forth below is qualified in its entirety by, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto incorporated by reference herein. The selected consolidated financial information presented below as of and for the nine months ended September 30, 1996 and 1997 is derived from unaudited consolidated financial statements; however, in the opinion of the Company, all adjustments, consisting of normal recurring adjustments, necessary for the presentation of the Company's financial position and results of operations for such period have been included. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for future periods, including the entire year ended December 31, 1997. MGM Grand Las Vegas commenced operations on
December 18, 1993. Therefore, the Company does not believe prior period information is meaningful. Certain reclassifications have been made to prior period financial statements to conform with the September 30, 1997 presentation.

                                                                    NINE
                             YEAR ENDED DECEMBER 31,       MONTHS ENDED SEPT. 30,
                          -------------------------------  ------------------------
                            1994       1995       1996        1996         1997
                          ---------  ---------  ---------  -----------  -----------
                           (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA
                                               AND RATIOS)
REVENUES:
 Casino.................  $ 431,778  $ 401,680  $ 476,685  $   352,109  $   335,396
 Rooms..................    145,196    160,470    174,440      130,888      127,420
 Food and beverage......     91,566     89,299     78,438       58,799       69,342
 Entertainment, retail
  and other.............    122,758    123,307    126,475       93,730       86,723
 Income from
  unconsolidated
  affiliate.............        --         --         --           --        42,351
                          ---------  ---------  ---------  -----------  -----------
                            791,298    774,756    856,038      635,526      661,232
 Less: Promotional
  allowances............     51,622     55,975     56,249       40,905       46,250
                          ---------  ---------  ---------  -----------  -----------
                            739,676    718,781    799,789      594,621      614,982
OPERATING EXPENSES:
 Casino.................    185,322    196,665    220,885      161,151      164,480
 Rooms..................     43,838     42,816     46,767       35,571       34,770
 Food and beverage......     65,033     57,516     47,127       35,832       40,949
 Entertainment, retail
  and other.............    113,093     89,820     85,637       63,965       59,981
 Provision for doubtful
  accounts and
  discounts.............     44,181     57,683     38,635       29,202       22,735
 General and
  administrative........    106,716     99,119    102,346       75,740       77,616
 Depreciation and
  amortization..........     44,346     55,315     62,196       46,186       47,626
 Restructuring costs....        --       5,942        --           --           --
                          ---------  ---------  ---------  -----------  -----------
                            602,529    604,876    603,593      447,647      448,157
Operating profit before
 Master Plan asset
 disposition, Preopening
 and Corporate Expense..    137,147    113,905    196,196      146,974      166,825
 Master Plan asset
  disposition...........        --         --      49,401       49,401       28,566
 Preopening and other-
  unconsolidated
  affiliate.............        --         --       7,868          --           --
 Corporate expense......      7,432     10,082      9,633        4,543        1,312
                          ---------  ---------  ---------  -----------  -----------
   Operating income.....    129,715    103,823    129,294       93,030      136,947
NONOPERATING INCOME
 (EXPENSE):
 Interest income........      5,544      2,896      4,247        3,873          961
 Interest expense, net
  of capitalized
  interest(1)               (61,927)   (59,329)   (33,778)     (34,008)      (1,242)
 Interest expense from
  unconsolidated
  affiliate.............        --         --         --           --        (7,519)
 Other, net.............        208       (825)      (612)        (840)        (649)
                          ---------  ---------  ---------  -----------  -----------
Income from continuing
 operations before
 income taxes and
 extraordinary items....     73,540     46,565     99,151       62,055      128,498
 Provision for income
  taxes.................        --         --     (24,634)     (11,569)     (46,655)
                          ---------  ---------  ---------  -----------  -----------
Income from continuing
 operations before
 extraordinary items....  $  73,540  $  46,565  $  74,517  $    50,486  $    81,843
                          =========  =========  =========  ===========  ===========
Net income..............  $  74,576  $  46,565  $  43,706  $    19,675  $    77,605
                          =========  =========  =========  ===========  ===========
Weighted average shares
 outstanding............     48,988     48,544     54,235       52,637       58,778
Earnings per share from
 continuing
 operations(2)..........  $    1.50  $    0.96  $    1.37  $      0.96  $      1.39
OTHER DATA:
EBITDA(3)...............  $ 181,493  $ 169,220  $ 258,392  $   193,160  $   214,451
Cash flow from operating
 activities.............     94,461    114,544    245,151      168,639      115,117
Cash flow from investing
 activities.............   (192,955)  (166,034)  (120,815)     (83,146)    (110,838)
Cash flow from financing
 activities.............    (36,952)    85,648   (172,941)    (132,493)      (6,698)
MGM Grand Las Vegas
 average daily room rate
 ("ADR")................  $      86  $      98  $     101  $        98  $        98
MGM Grand Las Vegas
 occupancy rate.........       92.0%      90.6%      94.7%        95.4%        96.8%
New York-New York net
 revenues(4)............        --         --         --           --       196,978
New York-New York
 EBITDA(4)..............        --         --         --           --       101,857
New York-New York ADR...        --         --         --           --   $        96
New York-New York
 occupancy rate.........        --         --         --           --          98.8%
Ratio of earnings to
 fixed charges(5).......       2.19       1.65       2.78         2.33         9.36

                                                            SEPTEMBER 30, 1997
                                                          ----------------------
                                                            ACTUAL   AS ADJUSTED
                                                          ---------- -----------
                                                              (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents................................ $   58,993 $  554,993
Total assets.............................................  1,298,048  1,798,048
Long term debt...........................................     55,439    555,439
Stockholders' equity.....................................  1,060,881  1,060,881

--------
(1) Capitalized interest for the years ended December 31, 1996, 1995 and 1994 was $7,023,000, $4,317,000 and $0, respectively. Capitalized interest for the nine months ended September 30, 1997 and 1996 was $5,903,000 and $3,905,000, respectively.

(2) Earnings per share for the first two quarters of the year ended December 31, 1995 was a cumulative loss of $0.03. In the third quarter of 1995, the Company announced a restructuring plan to enhance revenues and reduce operating costs. Earnings per share for the third quarter of 1995 was $0.33. Earnings per share for the fourth quarter of 1995, which was the first full quarter in which the benefits of the restructuring were realized, was $0.66.

(3) "EBITDA" consists of net income (before extraordinary items, Master Plan asset disposition, Preopening expenses and discontinued operations) plus corporate expense, net interest expense, interest expense from unconsolidated affiliate, taxes, depreciation and amortization and other nonoperating items, net. EBITDA should not be construed as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. The Company has presented EBITDA solely as supplemental disclosure because the Company believes that certain investors consider this information useful in the comparison and evaluation of financial performance of companies with substantial depreciation and amortization.

(4) New York-New York amounts represent 100% of the operating results, of which the Company has a 50% interest.

(5) For purposes of computing the foregoing ratios: (i) "Earnings" consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest, and (ii) "Fixed Charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, the Company's proportionate share of the interest cost of 50%-owned joint ventures (such as the limited liability company which owns New York-New York).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS--NINE MONTHS ENDED SEPTEMBER 30, 1997 VERSUS NINE MONTHS ENDED SEPTEMBER 30, 1996

  Net revenues for the nine months ended September 30, 1997 were $615.0 million, representing an increase of $20.4 million (3.4%) when compared with $594.6 million during the same period in 1996. The increase in net revenues was largely due to income from the Company's 50% ownership in New York-New York and higher food and beverage revenues, partially offset by decreased casino, room, entertainment, retail and other revenues.

  Consolidated casino revenues for the nine months ended September 30, 1997 were $335.4 million, representing a decrease of $16.7 million (4.7%) when compared with $352.1 million during the same period in the prior year. MGM Grand Las Vegas casino revenues were $315.0 million, representing a decrease of $15.8 million (4.8%) when compared with $330.8 million during the same period in the prior year. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower table games win percentages, and lower slot volume and win percentage. MGM Grand Australia reported casino revenues of $20.4 million, representing a decrease of $0.9 million (4.2%) when compared with $21.3 million during the same period in the prior year, primarily attributable to lower baccarat volume and win partially offset by an increase in slot volume and win along with Northern Territory Keno which was not operational in the prior year's nine month results.

  Consolidated room revenues for the period were $127.4 million compared with $130.9 million for the same period in 1996, representing a decrease of $3.5 million (2.7%). MGM Grand Las Vegas room revenues were $125.8 million, representing a decrease of $3.5 million (2.7%) when compared with $129.3 million in the same period of the prior year. The decrease was due to a lower occupancy of 95.4% for the 1997 period when compared with 96.8% in the same period of the prior year. The average daily room rate for the 1997 period of $98 was consistent with the 1996 period. MGM Grand Australia room revenues were $1.8 million for the nine months ended September 30, 1997, representing an increase of $0.2 million (12.5%) when compared with $1.6 million for the prior year period due mainly to the room renovation in the prior year.

  Consolidated food and beverage revenues for the period were $69.3 million, representing an increase of $10.5 million (17.9%) when compared with $58.8 million for the same period of the prior year. The increase was attributable to MGM Grand Las Vegas, which had food and beverage revenues of $64.3 million during the current period, an increase of $10.2 million (18.9%) when compared with $54.1 million in the same period of 1996. This increase reflects the Company's decision to operate the previously leased Studio Cafe coffee shop. MGM Grand Australia reported food and beverage revenues of $5.2 million, representing an increase of $0.5 million (10.6%) when compared with $4.7 million during the same period in the prior year.

  Consolidated entertainment, retail and other revenues decreased $7.0 million (7.5%) from $93.7 million in the 1996 period to $86.7 million in the 1997 period. The decrease was attributable to MGM Grand Las Vegas, which had lower theme park and midway/arcade revenues due to downsizing the facilities as well as lower EFX revenues. These decreases were partially offset by increases in MGM Grand Garden Arena revenues and increased revenues from the SkyScreamer thrill ride which became operational in September 1996.

  Income from unconsolidated affiliate was $42.4 million for the nine months ended September 30, 1997, representing the Company's 50% share of New York-New York's operating income. The operating results from New York-New York were not consolidated with those of the Company, since consolidation is required only with greater than 50% ownership.

  Consolidated operating expenses (before Master Plan asset disposition and Corporate expense/income) for the 1997 period were $448.2 million, which were consistent when compared with $447.6 million for the same period in the prior year. The increase was attributable to MGM Grand Las Vegas, offset by decreases at MGM Grand Australia. The increases at MGM Grand Las Vegas were due primarily to increased casino, food and beverage, and advertising expenses offset by lower expenses related to EFX and midway/arcade operations. Additionally, the provision for doubtful accounts and discounts decreased by $6.5 million at MGM Grand Las Vegas as a result of reduced casino revenues, changes in anticipated collectibility and collections made on previously reserved receivable balances. MGM Grand Australia's operating expenses decreased $4.9 million (17.1%) from $28.7 million in the 1996 period to $23.8 million in the 1997 period as a result of continuing cost containment efforts.

  Master Plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year charge of $49.4 million (pre-tax) was recognized when the plan was announced, and the current year charge of $28.6 million (pre-tax) resulted from the increase in the transformation scope from $250.0 million to over $700.0 million.

  Interest income of $1.0 million for the period ended September 30, 1997 decreased by $2.9 million from $3.9 million in the same period of 1996. The decrease was attributable to lower invested cash balances at MGM Grand Las Vegas during the 1997 period.

  Interest expense for the nine months ended September 30, 1997 of $1.2 million (net of amounts capitalized) decreased by $32.8 million when compared with $34.0 million in the same period of 1996. The decrease in the 1997 period was primarily due to the defeasance of the First Mortgage Notes issued by MGM Grand Hotel Finance Corp. (the "First Mortgage Notes") in the 1996 period, along with greater capitalization of interest in the current year from continuing construction and development projects. Also, the Company recognized interest expense from its unconsolidated affiliate of $7.5 million during the 1997 period.

  Income tax provision of $46.7 million has been recorded at a rate of 36.3% for the nine months ended September 30, 1997, compared with $11.6 million in 1996 at a rate of 18.6%. The 1996 rate was lower than 1997, reflecting no provision in the first quarter of 1996 due to the benefit resulting from the reduction of the valuation allowance.

  Extraordinary loss of $4.2 million, net of income tax benefit, reflects the write-off of unamortized debt costs from the previous $600.0 million credit facility in the 1997 period. The extraordinary loss of $30.8 million, net of income tax benefit, in the prior year represented the loss on defeasance of the First Mortgage Notes.

LIQUIDITY AND CAPITAL RESOURCES

  As of September 30, 1997 and December 31, 1996, the Company held cash and cash equivalents of $59.0 million and $61.4 million, respectively. Cash provided by operating activities for the first nine months of 1997 was $115.1 million compared with $168.6 million for the same period of 1996.

  On May 6, 1996, MGM Grand Las Vegas announced details of a 30 month, $250.0 million Master Plan designed to transform the facility into "The City of Entertainment." The Master Plan, which on June 3, 1997 was enhanced and increased to more than $700.0 million, calls for a new 1,500 room "Marriott Grand"; expansion of the resort's casino capacity by nearly 20% to more than 200,000 square feet; "The Mansion at the MGM Grand" offering 30 exclusive suites and villas; a 380,000 square foot state of the art conference center; a
6.6 acre Shangri-La pool and spa complex; significantly expanded and improved parking facilities; and an approximately 45 foot tall new polished bronze lion sculpture on a 25 foot pedestal, which will be the resort's signature, adjoining a re-themed entertainment casino which includes a Rainforest Cafe and Studio 54 nightclub. The Company also announced that by the year 2000, it plans to begin construction of a 500 room Ritz-Carlton Hotel at MGM Grand Las Vegas. Approximately $189.3 million is expected to be expended during 1997 related to the Master Plan, of which $73.0 million was expended through September 30,1997.

  Capital expenditures during the first nine months of 1997 were $119.0 million, consisting primarily of $28.8 million related to MGM Grand Las Vegas for general property improvements, $73.0 million for the Master Plan project, $1.9 million at MGM Grand Australia for general property improvements and $15.3 million for MGM Grand Atlantic City land acquisition costs and pre-construction activities. Remaining capital expenditures for 1997, as of September 30, 1997, were approximately $133.6 million, consisting of approximately $116.3 million related to the Master Plan, approximately $8.2 million related to general property improvements for MGM Grand Las Vegas, approximately $8.3 million related to land acquisitions and pre-construction activities for MGM Grand Atlantic City, and approximately $0.8 million for MGM Grand Australia.

  The Company made a capital contribution of $7.0 million to NY-NY LLC during the first nine months of 1997. As a lender requirement for the project financing, both the Company and its partner, Primadonna Resorts, Inc., were required to enter into a joint and several Keep-Well Agreement. The Company also received $12.6 million in distributions from NY-NY LLC during the nine months ended September 30, 1997 to pay taxes on its allocated share of income.

  The Company expects to finance operations and capital expenditures through cash flow from operations, cash on hand, the Facility and other bank lines of credit, and the proceeds of this offering.

SAFE HARBOR PROVISION

  The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Prospectus Supplement contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions (including sensitivity to fluctuations in foreign currencies), changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and application for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

                           REGULATION AND LICENSING

NEVADA

  The ownership and operation of casino gaming facilities in Clark County, Nevada, are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and (ii) various local regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board"), and the Clark County Liquor and Gaming Licensing Board (the "CCLGLB"). The Nevada Commission, the Nevada Board, and the CCLGLB are collectively referred to as the "Nevada Gaming Authorities."

  The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. Any change in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

  The Company's wholly owned subsidiary, MGM Grand Hotel, Inc., operates a casino and is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. MGM Grand Hotel, Inc. is also licensed as a manufacturer and distributor of gaming devices, and as the operator of the race book and sports pool at New York-New York. The Company is required to be licensed as one of the two managers of New York-New York. The Company is also required to be registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from, MGM Grand Hotel, Inc. or NY-NY LLC without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company, MGM Grand Hotel, Inc. and NY-NY LLC have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

  The Nevada Commission may, in its discretion, require the holder of any debt security, such as the Notes, of a Registered Corporation to file an application, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

  The Company may not make a public offering of any securities, including the Notes, without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

  On July 24, 1997, the Nevada Commission granted the Company prior approval to make public offerings of securities, including the Notes, for a period of two years, subject to certain conditions (the "Shelf Approval"). The Shelf Approval also applies to any affiliated company wholly owned by the Company (a "Gaming Affiliate") which is already a Registered Corporation or would become a publicly traded corporation because of such public offering. The Shelf Approval also includes approval for MGM Grand Hotel, Inc. to guarantee any security issued by, or to hypothecate its assets to secure the payment or performance of any obligations issued by, the Company or a Gaming Affiliate pursuant to a public offering by the Company or a Gaming Affiliate under the Shelf Approval. In addition, the Shelf Approval includes approval for the Company or a Gaming Affiliate to place restrictions upon the transfer of, and to enter into agreements not to encumber, the equity securities of MGM Grand Hotel, Inc., pursuant to a public offering made by the Company or a Gaming Affiliate under the Shelf Approval. However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

  Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he or she obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and the Nevada Commission concerning a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process of the transaction.

  Consistent with the foregoing, the Indenture governing the Notes will provide that such holder and beneficial owner thereof, by accepting any of the Notes, shall be deemed to have agreed that if the Nevada Gaming Authorities require that a person who is a holder or beneficial owner of the Notes must be licensed, qualified or found suitable under applicable Nevada Gaming Laws, such holder or beneficial owner shall apply for a license, qualification or finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is not found suitable (in each case, a "failure of compliance"), the Company shall have the right, at its option, (i) to require such person to dispose of its Notes or beneficial interest therein within 30 days of receipt of notice of the Company's election or such earlier date as may be requested or prescribed by the Nevada Gaming Authorities; or (ii) to redeem the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the failure of compliance, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Nevada Gaming Authorities. The Company shall also have the right under the Indenture to call for the redemption of the Notes from any holder or beneficial owner at any time to prevent the loss or material impairment of a gaming license or an application for a gaming license at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the failure of compliance, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Nevada Gaming Authorities. The Company shall notify the Trustee under the Indenture of any such redemption as soon as practicable. The Company shall not be responsible for any costs or expenses any such holder or beneficial owner may incur in connection with its application for a license, qualification or finding of suitability.

  For a more detailed description of the various applicable Nevada gaming regulatory requirements, see "Regulation and Licensing--Nevada" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

NEW JERSEY

  The ownership and operation of hotel/casino facilities and gaming activities in Atlantic City, New Jersey are subject to extensive state regulation under the New Jersey Casino Control Act (the "New Jersey Act") and the regulations ("Regulations") of the New Jersey Casino Control Commission (the "New Jersey Commission") and other applicable laws. In order to operate a hotel/casino facility in New Jersey, MGM Grand Atlantic City, Inc. must obtain a license from the New Jersey Commission and obtain numerous other licenses, permits or approvals from other state as well as local governmental authorities. The
New Jersey Act also established the New Jersey Division of Gaming Enforcement (the "New Jersey Division") to investigate all license applications, enforce the provisions of the New Jersey Act and Regulations and prosecute all proceedings for violations of the New Jersey Act and Regulations before the New Jersey Commission.

  The New Jersey Commission has broad discretion regarding the issuance, renewal, revocation and suspension of casino licenses. The New Jersey Act and Regulations concern primarily the good character, honesty, integrity and financial stability of casino licensees, their intermediary and holding companies, their employees, their security holders and others financially interested in casino operations; financial and accounting practices used in connection with casino operations; rules of games, levels of supervision of games and methods of selling and redeeming chips; manner of granting credit, duration of credit and enforceability of gaming debts; and distribution of alcoholic beverages.

  The Company's wholly owned subsidiary, MGM Grand Atlantic City, Inc., has applied to be licensed by the New Jersey Commission to operate a casino, and the Company has applied to be approved as a qualified holding company. On July 24, 1996, the Company and MGM Grand Atlantic City, Inc. and their then officers, directors, and 5% or greater shareholders were found suitable for licensing by the New Jersey Commission. These findings of suitability are subject to review and revision by the New Jersey Commission based upon a change in any material fact that is relevant to the findings.

  The New Jersey Act further provides that each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by a casino licensee or any of its intermediary or holding companies, those persons who, in the opinion of the New Jersey Commission, have the ability to control the casino licensee or its intermediary or holding companies or elect a majority of the board of directors of said companies, other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business, lenders and underwriters of said companies are required to be qualified by the New Jersey Commission. However, with respect to a publicly traded holding company such as the Company, a waiver of qualification may be granted by the New Jersey Commission, with the concurrence of the Director of the New Jersey Division, if the New Jersey Commission determines that said persons or entities are not significantly involved in the activities of MGM Grand Atlantic City, Inc. and, in the case of security holders, do not have the ability to control the Company or elect one or more of its directors. There exists a rebuttable presumption that any person holding 5% or more of the equity securities of a casino licensee's intermediary or holding company or a person having the ability to elect one or more of the directors of such a company has the ability to control the company and thus must obtain qualification from the New Jersey Commission.

  Notwithstanding this presumption of control the New Jersey Act provides for a waiver of qualification for passive "institutional investors," as defined by the New Jersey Act, if the institutional investor purchased publicly traded securities for investment purposes only and where such securities constitute
(i) less than 10% of the equity securities of a casino licensee's holding or intermediary company or (ii) debt securities of a casino licensee's holding or intermediary company representing a percentage of the outstanding debt of such company not exceeding 20% or a percentage of any issue of the outstanding debt of such company not exceeding 50%. The waiver of qualification is subject to certain conditions including, upon request of the New Jersey Commission, filing a certified statement that the institutional investor has no intention of influencing or affecting the affairs of the issuer, except that an institutional investor holding voting securities shall be permitted to vote on matters put to a vote of the holders of outstanding voting securities. Additionally, a waiver of qualification may also be granted to institutional investors holding a higher percentage of securities of a casino licensee's holding or intermediary company upon a showing of good cause.

  The New Jersey Act requires the certificate of incorporation of a publicly traded holding company to provide that any securities of such corporation are held subject to the condition that if a holder is found to be disqualified by the New Jersey Commission pursuant to the New Jersey Act, such holder shall dispose of his interest in such company. Accordingly, the Company amended its Certificate of Incorporation to provide that a holder of the Company's securities must dispose of such securities if the holder is found disqualified under the New Jersey Act. In addition, the Company amended its Certificate of Incorporation to provide that the Company may redeem the stock of any holder found to be disqualified.

  If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, not only must the disqualified holder dispose of such securities but, in addition, commencing on the date the New Jersey Commission serves notice upon such a company of the determination of disqualification, it shall be unlawful for the disqualified holder (i) to receive any dividends or interest upon any such securities, (ii) to exercise, directly or through any trustee or nominee, any right conferred by such securities, or (iii) to receive any remuneration in any form from the licensee for services rendered or otherwise. If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, the New Jersey Commission shall take any necessary action to protect the public interest including the suspension or revocation of the casino license except that if the disqualified person is the holder of securities of a publicly traded holding company, the New Jersey Commission shall not take action against the casino license if (i) the holding company has the corporate charter provisions concerning divestiture of securities by disqualified owners required by the New Jersey Act, (ii) the holding company has made good faith efforts including the pursuit of legal remedies to comply with any order of the New Jersey Commission, and (iii) the disqualified holder does not have the ability to control the company or elect one or more members of the company's board of directors.

  If, after licensure, the New Jersey Commission determines that MGM Grand Atlantic City, Inc. has violated the New Jersey Act or Regulations, or if any security holder of the Company or MGM Grand Atlantic City, Inc. who is required to be qualified under the New Jersey Act is found to be disqualified but does not dispose of the securities, MGM Grand Atlantic City, Inc. could be subject to fines or its license could be suspended or revoked. If MGM Grand Atlantic City, Inc.'s license is revoked after issuance, the New Jersey Commission could appoint a conservator to operate and to dispose of any hotel/casino facilities of MGM Grand Atlantic City, Inc. Net proceeds of a sale by a conservator and net profits of operations by a conservator (at least up to an amount equal to a fair return on MGM Grand Atlantic City, Inc.'s investment which is reasonable for casinos or hotels) would be paid to the Company.

  The New Jersey Act imposes an annual tax of eight percent on gross casino revenues (as defined in the New Jersey Act). In addition, casino licensees are required to invest one and one-quarter percent of gross casino revenues for the purchase of bonds to be issued by the Casino Reinvestment Development Authority or make other approved investments equal to that amount. In the event the investment requirement is not met, the casino licensee is subject to a tax in the amount of two and one-half percent on gross casino revenues. The New Jersey Commission has established fees for the issuance or renewal of casino licenses and casino hotel alcoholic beverage licenses and an annual license fee on each slot machine.

  In addition to compliance with the New Jersey Act and Regulations relating to gaming, any facility built in Atlantic City by MGM Grand Atlantic City, Inc. or any other subsidiary of the Company must comply with the New Jersey and Atlantic City laws and regulations relating to, among other things, the Coastal Area Facilities Review Act, construction of buildings, environmental considerations, and the operation of hotels.

MICHIGAN

  The State of Michigan has enacted the Michigan Gaming Control and Revenue Act (the "Michigan Act") which subjects the ownership and operation of casino gaming facilities to extensive state licensing and regulatory requirements. The Michigan Act also authorizes local regulation of casino gaming facilities by the City of

Detroit, provided that any such local ordinances regulating casino gaming are consistent with the Michigan Act and rules promulgated to implement it.

  The Michigan Act creates the Michigan Gaming Control Board (the "Board") and authorizes it to grant casino licenses to not more than three applicants who have entered into development agreements with the City of Detroit. The Board is granted extensive authority to conduct background investigations and determine the suitability of casino license applicants, affiliated companies, officers, directors, or managerial employees of applicants and affiliated companies and persons or entities holding a one percent or greater direct or indirect interest in an applicant or affiliated company. Institutional investors holding less than certain specified amounts of debt or equity securities are exempted from meeting the suitability requirements of the Michigan Act, provided such securities are issued by a publicly-traded corporation, such as the Company, and the securities were purchased for investment purposes only and not for the purpose of influencing or affecting the affairs of the issuer.

  The Michigan Act imposes the burden of proof on the applicant for a casino license to establish its suitability to receive and hold the license. The applicant must establish its suitability as to integrity, moral character and reputation, business probity, financial ability and experience, responsibility, and other criteria deemed appropriate by the Board. A casino license is valid for a period of one year and the Board may refuse to renew it upon a determination that the licensee no longer meets the requirements for licensure.

  The Board may, among other things, revoke, suspend or restrict a casino license. Substantial fines or forfeiture of assets for violations of gaming laws or rules may also be levied against a casino licensee. In the event that a casino license is revoked or suspended for more than 120 days, the Michigan Act provides for the appointment of a conservator who, among other things, is required to sell or otherwise transfer the assets of the casino licensee or former licensee to another person or entity who meets the requirements of the Michigan Act for licensure.

  The Board recently approved administrative rules (the "Proposed Rules") to implement the terms of the Michigan Act. The Proposed Rules are currently being reviewed by the Governor's Office of Regulatory Reform and the Legislative Services Bureau of the Michigan Legislature for certification. After certification, they will be submitted to the Joint Rules Committee of the Michigan Legislature for review and approval. The Proposed Rules are subject to modification at any time prior to their final adoption by the Board.

                             DESCRIPTION OF NOTES

  The Notes offered hereby constitute a series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture (the "Indenture") between the Company and PNC Bank, as trustee (the "Trustee"). The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain defined terms used below and not otherwise defined below. Copies of the Indenture and the Notes are available for inspection at the office of the
Trustee located at               .

GENERAL

  The Notes will be direct obligations of the Company, guaranteed pursuant to guarantees included in the Indenture (the "Guarantees") by each of the Company's Subsidiaries other than the Excluded Subsidiaries (the "Guarantors"). The Notes and Guarantees will be secured by a pledge of substantially all of the assets of the Company and the Guarantors, excluding the Company's interest in the Excluded Subsidiaries. See "--Security" below. Approval for the Guarantees and the Collateral therefor (except the Conditional Collateral) was included in the Shelf Approval. See "Regulation and Licensing--Nevada." The payment of the principal of, premium, if any, and interest on the Notes shall be pari passu in right of payment to the Facility, which presently provides a $1.25 billion credit facility, which may be increased to $1.5 billion under its existing terms. The lenders under the Facility also have a security interest in the Collateral, which is pari passu with that of the Trustee. The Notes and Guarantees can become unsecured, at the Company's option, if the Facility contemporaneously becomes unsecured and each of the unsecured Facility and Notes receive investment grade ratings from both Moody's and Standard & Poor's (and the Company obtains confirmation that such release of collateral will not result in a reduction below the respective rating issued by either such entity as of the date of issuance of the Notes). As provided in its guarantee of the Facility, the Guarantee of MGM Grand Detroit, LLC is limited to the amount of proceeds, if any, made available to MGM Grand Detroit, LLC.

  The Notes will be limited to $500,000,000 aggregate principal amount and
will mature on      , 2005.

  The Notes will be issued only in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "--Book-Entry, Delivery and Form."

  Reference is made to the section entitled "Description of Debt Securities" in the accompanying Prospectus and "--Additional Covenants of the Company" below for a description of the covenants applicable to the Notes. Compliance with such covenants generally may not be waived by the Trustee unless the holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; provided, however, that the Company need not comply with such covenants in the event it elects to comply with the defeasance or covenant defeasance provisions of the Indenture described under "Description of Debt Securities--Defeasance of Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying Prospectus.

  The Indenture does not contain any limitation on the amount of the Company's indebtedness, including the indebtedness under the Facility that is secured by the Collateral on a pari passu basis. Except as described under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus or "--Additional Covenants of the Company" below and except for the liens provided by the Collateral Documents, the Indenture does not contain any other provisions that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt

Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus, under "--Additional Covenants of the Company" below and under the Collateral Documents, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company with another entity that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes.

INTEREST AND MATURITY

  The Notes will pay interest semiannually at a rate of    % per annum from
the date of issuance of the Notes (the "Issue Date") until maturity. Interest on the Notes will accrue from the most recent Interest Payment Date to which interest has been paid, or if no interest has been paid, from the Issue Date.
Interest shall be payable semiannually in arrears on         and         of
each year, commencing         , 1998 (each an "Interest Payment Date"), to the
person in whose name the Note is registered (a "Noteholder") at the close of
business on the preceding       or      , as the case may be, next preceding
such Interest Payment Date. Principal of and premium, if any, and interest on the Notes will be payable, and the transfer of the Notes may be registered, at
the office of the Trustee in      ,      .

  In the event the Company elects to defease the Notes pursuant to the defeasance provisions of the Indenture as described in the accompanying Prospectus under "Description of Debt Securities--Defeasance of Debt Securities or Certain Covenants in Certain Circumstances," the interest rate in effect for the Notes on the date of the irrevocable deposit of the money and/or U.S. Government Obligations as trust funds in trust for the benefit of the holders of the Notes shall be the rate used by the Company in calculating the requisite interest and principal payments necessary to defease the Notes (the "Defeasance Coupon"). The Adjusted Coupon and the Defeasance Coupon shall not thereafter be affected by any change in rating.

  The Notes will mature on        , 2005. Except as described under
"Description of Debt Securities--Mandatory Disposition Pursuant to Gaming Laws" in the accompanying Prospectus or under "--Optional Redemption" or "-- Additional Covenants of the Company--Special Asset Sales" below, the Notes are not subject to any redemption or sinking fund provisions.

OPTIONAL REDEMPTION

  The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in such case, accrued interest thereon to the date of redemption.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on and after the redemption date.

SECURITY

  The Notes and Guarantees will be secured by a first priority security interest in substantially all of the assets of the Company and the Company's Subsidiaries, including real estate, fixed assets, capital stock of Subsidiaries, accounts, inventory, intellectual property rights and other intangible assets now in existence or hereinafter acquired (the "Collateral"), other than assets of the Excluded Subsidiaries and stock of Excluded Subsidiaries and provided that the Collateral shall not include the stock of MGM Grand Hotel, Inc., a Nevada corporation, MGM Grand Atlantic City, Inc., a New Jersey corporation, or MGM Grand Detroit, Inc., a Michigan corporation, or interests in or assets of MGM Grand Detroit, LLC, a Delaware limited liability company, unless and until the requisite governmental consents for a pledge of such stock, interests and assets are obtained (the "Conditional

Collateral"). If the Company fails to obtain all necessary governmental
consents and to provide such pledge by          , 1998, then the interest rate
borne by the Notes shall be increased by one-quarter of one percent per annum, retroactive from the date of original issuance of the Notes and continuing until such date on which such pledge is completed or the pledge of such stock that secures the Facility is released.

  The Company and the Guarantors will enter into security agreements, pledge agreements, a deed of trust, a mortgage and certain other collateral assignment agreements (collectively, the "Collateral Documents") providing for the grant of a security interest in or pledge of the Collateral to the Trustee, as collateral agent (in such capacity, the "Collateral Agent"), for the benefit of the holders of the Notes. Such pledges and security interests will secure the payment and performance when due of all of the obligations of the Company and the Guarantors under the Indenture, the Guarantees and the Notes as provided in the Collateral Documents. Such Liens shall be on a pari passu basis with the Liens securing the Facility. The Trustee, on behalf of the Noteholders, will enter into an intercreditor agreement with the Administrative Agent under the Facility relating to the parties' respective rights to collateral and certain other matters (the "Intercreditor Agreement").

  The Collateral Documents set forth provisions under which the Collateral Agent will be entitled to foreclose on the Collateral following an Event of Default. Holders of the Notes may not enforce the Collateral Documents. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power under the Collateral Documents. Upon the full and final payment and performance of all obligations of the Company under the Indenture and the Notes, the Collateral Agreements shall terminate and the Collateral shall be released. In addition, the Indenture and the Collateral Documents provide that, if the Liens under the Facility on any Collateral are released, the Collateral Agent will release the Liens on such Collateral under the Collateral Documents, provided, that (i) if such Disposition is not a Permitted Disposition, a pro rata amount of proceeds may be required to be offered to redeem Notes, either at the time of such release or thereafter (see "--Special Asset Sales" below), (ii) pari passu liens securing the Notes will be required on any proceeds or substitute Collateral securing the Facility and
(iii) the Collateral Agent shall have received all documentation required by the Trust Indenture Act therefor.

  At the Company's option, the Liens securing the Notes and Guarantees will be released on the date (the "Collateral Release Date") the Company delivers notice to the Collateral Agent requesting such release and including letters from Moody's and Standard & Poor's indicating that the unsecured Notes and Facility receive investment grade ratings from both such entities and such release of Collateral will not result in a reduction below the respective rating issued by either such entity as of the date of issuance of the Notes and a letter from the Administrative Agent under the Facility confirming that the Liens securing the Facility will be released contemporaneous with the release of the Liens securing the Notes and Guarantees.

  The right of the Collateral Agent to realize upon and sell the Collateral is likely to be significantly impaired by applicable bankruptcy and insolvency laws if a proceeding under such laws were commenced in respect of the Company or any Guarantor. Such laws may impose limitations or prohibitions on the exercise of rights and remedies under the Collateral Agreements for a substantial or indefinite period of time. In any foreclosure sale, licensing requirements under the Nevada Gaming Laws may limit the number of potential bidders and may delay the sale of the Collateral, either of which could adversely affect the sale price of the Collateral. In addition, the sale, disposition or distribution of Collateral consisting of slot machines or other gaming devices is subject to the prior approval of the Nevada Board. See "Regulation and Licensing--Nevada." During the pendency of any foreclosure proceeding, the Collateral Agent could seek the appointment of a receiver through a petition to the appropriate Nevada state court for the taking of possession of the Collateral. The receiver may be required to obtain the approval of Nevada Gaming Authorities to continue gaming operations until the foreclosure sale. If the Collateral Agent acquired the Collateral in a foreclosure sale, it may contract for the operation of the Collateral by an independent operator who would be required to comply with the licensing requirements and other restrictions imposed by the Nevada Gaming Authorities, pursuant to an arrangement under which the holders of the Notes would not share in the profits or losses of gaming operations. In addition, if the Collateral Agent acquires and operates the Collateral, the Collateral Agent and the holders of the Notes will, if they share in the profits and losses, and may, in any event, be required to comply with the licensing requirements under the Nevada Gaming Laws.

ADDITIONAL COVENANTS OF THE COMPANY

  Reference is made to the section entitled "Description of Debt Securities" in the accompanying Prospectus for a description of certain covenants applicable to the Notes. In addition to the foregoing, the following covenants of the Company will apply to the Notes for the benefit of the holders of the
Notes:

  Limitation on Liens. The Indenture will provide that the Company will not, and will not permit any Subsidiary (other than any Excluded Subsidiary) to, create, incur, issue, assume or guarantee any Indebtedness of the Company or any Subsidiary secured by a Lien upon any Principal Property, or upon shares of capital stock or evidences of Indebtedness issued by any such Subsidiary which owns or leases a Principal Property and which are owned by the Company or any such Subsidiary (whether such Principal Property, shares or evidences of Indebtedness are now owned or are hereafter acquired by the Company), without making effective provision to secure all of the Notes or Guarantees, as the case may be, then outstanding by such Lien, equally and ratably with (or prior to) any and all other Indebtedness thereby secured, so long as such Indebtedness shall be so secured.

  The foregoing restrictions shall not apply, however, to: (a) Liens existing on the date of original issuance of the Notes; (b) Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary of the Company or at the time it is merged into or consolidated with the Company or a Subsidiary of the Company (provided that such Liens are not incurred in connection with, or in contemplation of, such entity becoming a Subsidiary or such merger or consolidation and do not extend to or cover any property or assets of the Company, or any Guarantor other than the property of the entity so acquired); (c) Liens on property existing at the time of acquisition thereof or incurred to secure payment of all or a part of the purchase price thereof or to secure indebtedness incurred prior to, at the time of or within 24 months after the acquisition for the purpose of financing all or part of the purchase price thereof (provided that such Liens do not extend to or cover any property or assets of the Company, or any Guarantor other than the property so acquired); (d) Liens to secure Indebtedness of limited liability companies, joint ventures, partnerships or corporations which are less than wholly-owned by the Company and for its subsidiaries ("Non-Wholly Owned Entities"), to the extent such Liens are solely on property or assets of, or equity interests in, such Non-Wholly Owned Entities; and (e) any extension, renewal, replacement or refunding of any Lien referred to in the foregoing clauses (a) through (d), provided, however, that the aggregate principal amount of Indebtedness secured thereby and not otherwise authorized by the foregoing clauses shall not exceed the aggregate principal amount of Indebtedness, plus any premium or a payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

  Notwithstanding the foregoing, the Company and such Subsidiaries may create, incur, issue, assume or guarantee Indebtedness secured by Liens without equally and ratably securing the Notes then outstanding, provided, that at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired, the aggregate amount of all outstanding Indebtedness secured by Liens so incurred (other than those Liens permitted by the preceding paragraph), together with all outstanding Attributable Value of all sale and leaseback transactions permitted by the last paragraph under "Limitation on Sale and Leaseback Transactions" below, does not exceed 15% of the Consolidated Net Tangible Assets of the Company.

  The Indenture will also provide that, prior to the Collateral Release Date, the Company will not, and will not permit any Subsidiary to, (i) create, incur or suffer to exist any Lien upon any of their properties or assets (including without limitation capital stock) that secures the Facility, without making effective provision to secure all of the Notes and Guarantees then outstanding by such Lien, equally and ratably with (or prior to) the Facility, so long as the Facility shall be so secured or (ii) create, acquire or have any Subsidiary that is not an Excluded Subsidiary without making effective provision for such Subsidiary to become a Guarantor under the Indenture.

  Limitation on Sale and Leaseback Transactions. The Indenture will provide that, after the Collateral Release Date, sale and leaseback transactions by the Company or any Subsidiary (other than any Excluded Subsidiary) involving any Principal Property are prohibited unless the Company or such Subsidiary shall apply, or cause to be applied, to the retirement of its secured debt within 120 days after the effective date of the sale and leaseback transaction, an amount not less than the greater of (i) the Net Proceeds of the sale of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased. This restriction will not apply to a sale and leaseback transaction involving the taking back of a lease for a period of less than three years. Any portion of such proceeds remaining after retirement of all secured debt of the Company or such Subsidiary shall be released from the restrictions described in this paragraph.

  Notwithstanding the restrictions described above, the Company or any such Subsidiary may enter into a sale and leaseback transaction without being subject to the requirements of the immediately preceding paragraph, provided, that at the time of such transaction, after giving effect thereto, the Attributable Value thereof, together with all Indebtedness secured by Liens permitted pursuant to the Indenture as described above under "Limitation on Liens" (other than those Liens permitted by the second paragraph under "Limitation on Liens" above, and other than the Attributable Value of the sale and leaseback transactions permitted by the preceding paragraph) does not exceed 15% of the Consolidated Net Tangible Assets of the Company or if the sale and leaseback transaction would be a Permitted Disposition.

  Special Asset Sales. The Indenture will provide that, prior to the Collateral Release Date, the Company will not, and will not permit any of its Subsidiaries (other than any Excluded Subsidiary) to, consummate any Disposition of Collateral that is not a Permitted Disposition ( a "Special Asset Sale") unless (i) no Default or Event of Default exists or is continuing immediately prior to or after giving effect to such Special Asset Sale; (ii) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Special Asset Sale at least equal to the fair value (evidenced by an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of and (iii) at least 80% of the consideration therefor received by the Company or such Subsidiary is in the form of Cash Equivalents; provided that (x) the amount of any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Guarantee thereof) that are assumed by the transferee of any such assets, (y) the amount of any notes or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash or as to which the Company or such Subsidiary has received at or prior to the consummation of the Special Asset Sale a commitment from a nationally recognized investment, merchant or commercial bank to convert into cash within 90 days of the consummation of such Special Asset Sale unless not actually converted into cash within such 90-day period (to the extent of the cash received or receivable pursuant to any such commitment) and (z) an amount equal to the fair value (evidenced by an Officers' Certificate delivered to the Trustee) of operating assets to be used or useful in the business of the Company or any Subsidiary with respect to which the Trustee has received a first priority fully perfected security interest will be deemed to be Cash Equivalents for purposes of this provision. For purposes of the following paragraph and clause (iii) of this paragraph, an Event of Loss suffered by the Company or any of such Subsidiaries shall constitute a Special Asset Sale and the Company will be required to apply the Net Proceeds from such Event of Loss as set forth below.

  Prior to the Collateral Release Date and subject to the first sentence of the next paragraph, within 24 months after the receipt of any Net Proceeds from any Special Asset Sale (including from an Event of Loss), the Company or any such Subsidiary may (i) apply an amount equal to such Net Proceeds to (a) the making of capital expenditures or the acquisition of tangible assets, in each case, that is used or useful in any business of the Company or such Subsidiary, and/or (b) acquisitions of publicly traded securities of gaming, hotel or related companies upon consummation of which the Trustee will have received a fully perfected security interest (pari passu with (or prior to) Liens securing the Facility) in the property, securities or assets acquired by the Company or such Subsidiary in connection therewith, (ii) contractually commit to apply such Net Proceeds to the payment of either the purchase price of publicly traded securities of gaming, hotel or related companies or the costs of construction of real property improvements of property used or useful in any business of the Company or such Subsidiary or (iii) segregate a portion of such Net Proceeds as a reserve account against budgeted costs of construction of real property improvements of any property used or useful in any business of the Company or such Subsidiary provided construction of such improvements has begun at the time of such segregation, in each case with respect to which the Trustee will have received or retained a fully perfected security interest (pari passu with (or prior to) Liens securing the Facility). Pending the final application (which, for purposes of clause
(ii) and (iii) of the preceding sentence shall be deemed to occur upon payment of such Net Proceeds pursuant to the contractual commitment or for such budgeted costs referred to therein) of any such Net Proceeds, the Company will invest such Net Proceeds in Cash Equivalents held in an account in which the Trustee shall have a security interest (pari passu with (or prior to) Liens securing the Facility); provided that, pending such final application (and without reducing the required amount of such final application), the Company may obtain a release from such invested Cash Equivalents to repay revolving loans under the Facility, in an aggregate amount that does not include any of the Pro Rata Amount of Net Proceeds and provided that the interests of the Administrative Agent on behalf of the Facility in the remaining Cash Equivalents are correspondingly reduced. A Pro Rata Amount of any Net Proceeds from Special Asset Sales that are not applied, segregated or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds."

  Notwithstanding the foregoing paragraphs, if prior to the Collateral Release Date a Special Asset Sale occurs that results in a repayment of obligations under the Facility while a default exists thereunder (without regard to any waiver of defaults that may be given in connection with such repayment) or results in a reduction in aggregate commitments under the Facility, a Pro Rata Amount of Net Proceeds from such Special Asset Sale will be deemed to constitute "Excess Proceeds" upon such repayment or reduction.

  When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer to all holders of Notes to purchase Notes (an "Asset Sale Offer"), in an amount equal to the maximum principal amount of Notes that may be prepaid, purchased or redeemed out of the Excess Proceeds (less the amount of any optional redemption (see "Optional Redemption" above) made by the Company after such Asset Sale and before such Asset Sale Offer that has not otherwise reduced any calculation of Excess Proceeds), at a price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase (plus any additional amount as would be payable if such offer were made as an optional redemption), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes in such manner as it shall deem fair and appropriate. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. If the Collateral Release Date occurs, any pledged Collateral shall be released and any obligation to make an Asset Sale Offer shall terminate.

  The Company will comply with the requirements of Rule 14e-1 promulgated under the Exchange Act and any other securities law and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes pursuant to any mandatory purchase offer.

  Prior to the Collateral Release Date, the Company also will not, and will not permit any Subsidiary to, directly or indirectly, sell any capital stock of a Guarantor except pursuant to a sale of all of the capital stock of such Guarantor or issue any capital stock of any Guarantor to any person other than the Company or another Guarantor.

SUPPLEMENTAL EVENTS OF DEFAULT

  Reference is made to the section entitled "Description of Debt Securities" in the accompanying Prospectus for a description of events of default applicable to the Notes under the Indenture. In addition to such events of default, the following events shall each constitute an event of default applicable to the Notes under the Indenture: (i) failure of the Company or any Guarantor to pay when due (after applicable grace periods as provided in any applicable instrument governing such debt) the principal of, or acceleration of, any Indebtedness by the Company or any Guarantor having an aggregate principal amount outstanding equal to at least $25 million, if such Indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice as provided in the Indenture; (ii) entry of final judgments against the Company or any Guarantor which remain undischarged for a period of 60 days, provided that the aggregate of all such judgments exceeds $25 million and the judgments remain undischarged for 60 days after notice and (iii) the occurrence of a License Revocation (defined below) which continues for a period of more than 90 consecutive days.

SUPPLEMENTAL MODIFICATION OR WAIVER PROVISIONS

  Reference is made to the section entitled "Modification or Waiver" in the accompanying Prospectus for a description of provisions pertaining to modifications or waivers of the Indenture. In addition to the other modifications or waivers specified therein that require the consent of each affected holder of the Notes, a release of any Guarantor (except in accordance with the provisions of the Indenture or the Collateral Documents) requires the consent of each affected holder of Notes. A release of all or substantially all of the Collateral from the Lien of the Indenture or the Collateral Documents (except in accordance with the provisions of the Indenture or Collateral Documents) requires the consent of holders of not less than two-thirds in principal amount of the outstanding Notes.

COMPLIANCE WITH GAMING LAWS

  Each holder of a Note, by accepting any Note, shall be deemed to have agreed to be bound by the requirements imposed on holders of debt securities of the Company by the gaming authority of any jurisdiction of which the Company or any of its subsidiaries conducts or proposes to conduct gaming activities. For a description of the regulatory requirements applicable to the Company, see "Regulation and Licensing" herein and "Business--Hotels and Gaming--Nevada Government Regulation" and "Business--MGM Grand Atlantic City--New Jersey Government Regulation" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 incorporated by reference herein.

CERTAIN DEFINITIONS

  "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable
Treasury Price for such redemption date, plus     %.

  "Administrative Agent" means Bank of America National Trust and Savings Association, in its capacity as Administrative Agent under the Facility (and its successors and assigns from time to time).

  "Attributable Value" with respect to any sale and leaseback transaction that is subject to the restrictions described under "--Limitation on Sale and Leaseback Transactions" means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

  "Cash Equivalents" shall have the meaning set forth from time to time in the Facility.

  "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or
(ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (B) if the Company obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Consolidated Net Tangible Assets" of the Company means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any Indebtedness having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

  "Disposition" shall have the meaning set forth in the Facility as in effect on the date hereof.

  "Event of Loss" means, with respect to any property or asset, any loss, destruction or damage of or to such property or asset, or any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, if the sale of such property or asset, for the amount attributable to such loss, destruction, damage, condemnation, seizure or taking, would not be a Permitted Disposition.

  "Excluded Subsidiary" means NY-NY, LLC, MGM Grand-Bally's Monorail Limited Liability Company and MGM Grand Australia, Inc. and the Company's non-U.S. subsidiaries and their U.S. holding companies, provided such holding companies have no other assets or operations and provided that if any Excluded Subsidiary becomes subject to the covenants in the Facility applicable to Restricted Subsidiaries or grants any Liens to secure the Facility, such Excluded Subsidiary will thereafter not be an Excluded Subsidiary.

  "Facility" means the Amended and Restated Loan Agreement dated as of July 17, 1997 among the Company, MGM Grand Atlantic City, Inc., the banks, managing agents and co-agents therein named therein and the Administrative Agent (and their successors and assigns from time to time party thereto), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, renewed, extended, refunded, replaced or refinanced from time to time.

  "Indebtedness" means notes, bonds, debentures or other similar evidences of indebtedness for borrowed money or any guarantee of any of the foregoing.

  "License Revocation" means the revocation, failure to renew or suspension of, or the appointment of a receiver, supervisor or similar official with respect to, any casino, gambling or gaming license issued by any Gaming Authority covering MGM Grand Las Vegas, or, after the completion date for any Material Project, each Guarantor which owns any material portion of that Material Project.

  "Lien" means any mortgage, pledge, lien, encumbrance or other security interest, in each case to secure payment of Indebtedness.

  "Material Project" means, as of each date of determination, (a) the MGM Grand-Atlantic City, and (b) each other casino, hotel and/or entertainment complex project proposed by Borrower or any Guarantor which at that date has a development and capital expenditure budget in excess of $250,000,000.

  "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Special Asset Sale or Event of Loss (including without limitation any cash received upon the sale or other disposition of any non-cash consideration received in any Special Asset Sale or Event of Loss and insurance proceeds), net of the direct costs relating to such Special Asset Sale or Event of Loss (including without limitation legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than the Facility) secured by a Lien on the asset or assets that were the subject of such Special Asset Sale and any reserve established by the Company or any of its Subsidiaries in accordance with generally accepted accounting principles against any liabilities associated with such Special Asset Sale and retained by the Company or any of its Subsidiaries, as the case may be, after such Special Asset Sale.

  "Permitted Disposition" means a Disposition of the type that is permitted under Section 6.2 of the Facility as in effect on the date hereof, without regard to any waiver by the lenders under the Facility of any default or event of default that exists or would result from such Disposition.

  "Principal Property" means any real estate or other physical facility or depreciable asset or securities acquired with the proceeds of Special Asset Sales, the net book value of which on the date of determination exceeds the greater of $25 million or 2% of the Consolidated Net Tangible Assets of the Company.

  "Pro Rata Amount" means, with respect to any Special Asset Sale, the amount of Net Proceeds from such Asset Sale multiplied by a fraction, the numerator of which is the aggregate amount of outstanding obligations under the Notes and the Indenture immediately before such Asset Sale and the denominator of which is the sum of the numerator plus the aggregate amount of outstanding obligations under the Facility immediately before such Asset Sale.

  "Quotation Agent" means one of the Reference Treasury Dealers appointed by the Company and certified to the Trustee by the Company.

  "Reference Treasury Dealer" means each of BancAmerica Robertson Stephens, Deutsche Morgan Grenfell and CIBC Oppenheimer and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government Securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and certify same to the Trustee; and any other Primary Treasury Dealer selected by the Company and certified to the Trustee by the Company.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company and certified to the Trustee by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

  "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time, directly or indirectly, owned by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

  Except as set forth below, the Notes will initially be issued in the form of one or more Registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, DTC, as depositary (the "Depositary"), and registered in the name of Cede & Co., as nominee of the Depositary.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of the securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of participants designated by the Underwriters with an interest in the applicable Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

  So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form ("Certificated Notes"), and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

  Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

  Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to, or at the direction of, the Depositary or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

  Certificated Notes

  If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in certificated form under the Indenture, then, upon surrender by the Depositary of the applicable Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by such Global Notes. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

  Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

  The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. Payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each holder of such Notes. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion is a summary of certain Federal income tax consequences expected to result from the purchase, ownership and disposition of the Notes by holders acquiring the Notes on original issue for cash. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice, any of which may be altered with retroactive effect thereby changing the Federal income tax consequences discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary view, and no ruling from the IRS has been or will be sought.

  The tax treatment of a holder of Notes may vary depending upon such holder's particular situation. Certain holders (including, but not limited to, certain financial institutions, insurance companies, broker-dealers, foreign corporations, nonresident alien individuals and persons holding the Notes as part of a "straddle," "hedge" or "conversion transaction") may be subject to special rules not discussed below. This discussion is limited to holders who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

RECOGNITION OF INTEREST INCOME

  A holder of Notes will recognize interest income with respect to the Notes at the time it is received or accrued depending upon the holder's normal method of accounting.

SALE, RETIREMENT OR OTHER TAXABLE DISPOSITION

  In general, a holder of a Note will recognize gain or loss upon the sale, retirement or other taxable disposition of such Note in an amount equal to the difference between (i) the amount of cash and the fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued interest, which generally will be taxable to a holder as ordinary income) and (ii) the holder's adjusted tax basis in such Note. A holder's tax basis in a Note generally will be equal to the price paid for such Note. Any gain or loss recognized on the sale, retirement, or other taxable disposition of a Note generally will be capital gain or loss. The capital gain or loss will be midterm if the Note had been held for more than 12 months and long term if the Note had been held for more than 18 months.

BACKUP WITHHOLDING

  A holder of Notes may be subject to backup withholding at the rate of 31% with respect to interest paid on, and gross proceeds from a sale of, the Notes unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of Notes who does not provide the Company with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

  The Company will report to the holders of the Notes and the IRS the amount of any "reportable payments" (including any interest paid or accrued on the Notes) and any amount withheld with respect to the Notes during the calendar year.

ACQUISITION PREMIUM

  In general, a Holder that purchases a Note for an amount over the face amount of the Note has the option of (a) amortizing the amount of the premium until maturity of the Note and correspondingly reducing the Holder's basis in the Note by the amortized amount, or (b) treating the amount of the premium as part of the basis of the Notes.

MARKET DISCOUNT

  In general, a Note will be treated as purchased at a market discount (a "Market Discount Note") if the amount for which a Holder purchased the Note is less than the Note's issue price. Generally, the issue price of a Note will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. Any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that such gain does not exceed the market discount on such Note. Alternatively, a Holder of a Market Discount Note can elect to include the market discount ratably in income.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the purchase agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below.

                                                                     PRINCIPAL
                            UNDERWRITER                               AMOUNT
                            -----------                             -----------
BancAmerica Robertson Stephens..................................... $
Deutsche Morgan Grenfell Inc.......................................
CIBC Oppenheimer Corp..............................................
                                                                    -----------
  Total............................................................ $
                                                                    ===========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of   % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to
exceed   % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Underwriters may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the security so long as bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  Certain legal matters relating to the issuance and sale of the Notes will be passed upon for the Company by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters with respect to Nevada law will be passed upon by Lionel Sawyer & Collins, Las Vegas, Nevada and with respect to New Jersey law by Sterns & Weinroth, A Professional Corporation, Atlantic City, New Jersey.

PROSPECTUS

                                 $600,000,000

                                MGM GRAND, INC.
                       DEBT SECURITIES AND COMMON STOCK

                               ----------------

  MGM Grand, Inc., a Delaware corporation ("MGM Grand" or the "Company"), may offer from time to time (i) one or more series of its debt securities, consisting of debentures, notes, bonds or other evidences of indebtedness (the "Debt Securities"), and (ii) shares of the Company's Common Stock, par value $0.01 (the "Common Stock"). In addition, up to 618,557 shares of Common Stock may be offered and sold from time to time by a stockholder of the Company who holds such shares in trust (the "Trustee Stockholder"). See "Trustee Stockholder" and "Plan of Distribution." The Debt Securities and shares of Common Stock offered by the Company and the Selling Trustee Stockholder herein (collectively, the "Offered Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of the offering and to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

  The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: in the case of Common Stock, the aggregate number of shares offered, the offering price and the terms of the offering and sale thereof; and in the case of Debt Securities, the specific title, series, aggregate principal amount, maturity, interest rate (or manner of calculation thereof) and time of payment of interest, form (which may be certificated or global), authorized denominations, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, guarantees by subsidiaries of the Company, covenants and the initial public offering price.

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

NONE  OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL  BOARD,
 THE NEW JERSEY CASINO CONTROL  COMMISSION NOR ANY OTHER GAMING AUTHORITY HAS
  PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT
   MERITS  OF THE  SECURITIES  OFFERED HEREBY.  ANY  REPRESENTATION TO  THE
    CONTRARY IS UNLAWFUL.

                               ----------------

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY
                                 IS UNLAWFUL.

                               ----------------

  The Company and the Trustee Stockholder may sell all or a portion of any offering of its Offered Securities directly, through agents designated from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

                               ----------------

                 The date of this Prospectus is August 4, 1997

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE OFFERED SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at its Chicago Regional Office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at its New York Regional Office at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is listed on the New York Stock Exchange. Copies of such reports, proxy statements and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc., at 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes part of a Registration Statement on Form S-3 (including all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. For further information, reference is made to the Registration Statement, including exhibits and schedules thereto. The Registration Statement can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by the Company with the Commission, are incorporated herein and specifically made a part hereof by this reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997; (iii) the Company's Proxy Statement dated March 28, 1997; and (iv) the description of the Common Stock which is contained in the Company's Registration Statement on Form 8-A dated April 20, 1988. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities made hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the respective dates of filing of such documents with the Commission. Any statement contained herein or in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents that are incorporated herein by reference, other than exhibits to such documents not specifically incorporated by reference therein. Such requests should be addressed to Secretary/Treasurer, MGM Grand, Inc., P.O. Box 98655, Las Vegas, Nevada 89193, telephone (702) 891-3333.

                               ----------------

                                  THE COMPANY

  MGM Grand is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. Through subsidiaries, the Company owns and operates the MGM Grand Hotel/Casino in Las Vegas ("MGM Grand Las Vegas") and the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"). The Company also owns a 50% interest in, and is a joint operator of, the New York-New York Hotel/Casino in Las Vegas ("New York-New York") and intends to construct and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey. In addition, the Company is actively pursuing hotel/gaming business opportunities in Detroit, Michigan and in South Africa.

  The Company was incorporated in the State of Delaware in January 1986. The executive offices of the Company are located at 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The Company's mailing address is P.O. Box 98655, Las Vegas, Nevada 89193, and its telephone number is (702) 891-3333.

                                CREDIT FACILITY

  In May 1997, the Company redeemed $473 million aggregate principal amount of secured debt obligations of one of its wholly owned subsidiaries MGM Grand Hotel Finance Corp.

  On July 23, 1997, the Company amended, restated and extended its bank credit facility to provide for a $1.25 billion senior revolving credit facility (the "Facility"). The following summary of certain provisions of the Facility, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, is qualified in its entirety by reference to all of the provisions of the Facility. Capitalized terms used herein and not otherwise defined in this Prospectus have the meanings ascribed to them in the Facility.

  The Facility will be available: (i) to finance capital improvements at MGM Grand Las Vegas in accordance with the Company's master plan with respect to that property (up to $850 million); (ii) to fund development costs for MGM Grand Atlantic City and the proposed project in Detroit, Michigan (up to $1.0 billion and up to $750 million, respectively); and (iii) for general corporate purposes, including repurchases of the Company's Common Stock, investments in qualified investments and other capital expenditures (up to $750 million). Availability under the Facility will decline in quarterly increments of the greater of $62.5 million or 5% of the commitment amount under the Facility, commencing on December 31, 2001, with the balance due on December 31, 2002. The Company may request one-year extensions, subject to the consent of the Lenders, which would have the effect of deferring scheduled reductions in availability.

  Interest on outstanding balances and commitment fees on unutilized availabilities under the Facility will be determined pursuant to a formula based either on the Company's Leverage Ratio (the ratio of Total Debt to Annualized Cash Flow) or the Facility Rating (the rating then applicable to the Facility whether senior secured or senior unsecured), and in the case of interest rates, pursuant to the Eurodollar or base rate prevailing from time to time. Total Debt is defined under the Facility as the average of the principal amount of the Company's funded debt outstanding on the last day of each of the three calendar months in the fiscal quarter being measured, excluding Indebtedness of New York-New York, except to the extent the Company is required pursuant to generally accepted accounting principles to reflect such Indebtedness in its balance sheet. Annualized Cash Flow is defined as the aggregate (without duplication) for the prior four fiscal quarters of the Company's EBITDA, increased by pre-opening expenses and EBITDA of New York-New York to the extent distributable in cash to the Company and its Subsidiaries whether or not distributed. As the Company's Leverage Ratio declines, the interest rate and commitment fees will also decline. The Company will also pay certain underwriting and agency fees in connection with the Facility.

  The Facility is unconditionally guaranteed by each of the Company's subsidiaries (other than New York-New York, LLC, MGM Grand-Bally's Monorail Limited Liability Company and MGM Grand Australia, Inc. and the Company's non-U.S. subsidiaries and their U.S. holding companies, provided such holding companies have no other assets or operations) and will initially be secured by, among other things, substantially all of the assets of the Company (including the stock of MGM Grand Hotel, Inc. and MGM Grand Atlantic City, Inc., but not the Company's interest in New York-New York or MGM Grand Australia and its subsidiaries). The Facility can become unsecured, at the Company's option, if the unsecured facility receives investment grade ratings from both Moody's and Standard & Poor's.

  The Facility contains certain financial and operating covenants customary for such facilities, including limitations on additional debt, dividends, mergers and asset sales and Capital Expenditures. It also restricts acquisitions and similar transactions. As of July 23, 1997, approximately $8 million was outstanding under the Facility.


                                USE OF PROCEEDS

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Offered Securities by the Company will be used for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of indebtedness of the Company and its subsidiaries, financing of capital expenditures, potential acquisitions and the repurchase by the Company of its Common Stock. Funds not immediately required for such purposes may be invested in short-term investment grade securities. The proceeds from the sale of any Common Stock by the Trustee Stockholder will reduce the amount of Offered Securities available for sale by the Company hereunder. A substantial portion of the proceeds from the sale of any Common Stock by the Trustee Stockholder will be used to satisfy certain obligations to the Company. See "Trustee Stockholder."

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                                   THREE MONTHS
                                         YEAR ENDED DECEMBER 31,      ENDED
                                        --------------------------  MARCH 31,
                                        1992 1993   1994 1995 1996     1997
                                        ---- -----  ---- ---- ---- ------------
Ratio of Earnings to Fixed
 Charges(1)(2)......................... 0.31 (0.54) 2.19 1.65 2.78    10.39

--------
(1) For purposes of computing the foregoing ratios: (i)"Earnings" consist of income from continuing operations before income taxes and fixed charges, adjusted to exclude capitalized interest, and (ii) "Fixed Charges" consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, the Company's proportionate share of the interest cost of 50%-owned joint ventures (such as the limited liability company which owns New York-New York) and the estimated interest component of rental expense.

(2) For the years ended December 31, 1992 and 1993, earnings were inadequate to cover fixed charges by coverage deficiencies of $26,151,000 and $91,771,000, respectively.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of each indenture pursuant to which the Debt Securities may be issued and to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Debt Securities.

  The Debt Securities offered hereby will be issued under one or more indentures, each dated as of a date on or before the issuance of the Debt Securities to which it relates and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. Each such indenture (the "Indenture") will be entered into between the

Company, as obligor, and a trustee chosen by the Company (the "Trustee") and qualified to act as such under the Trust Indenture Act of 1939, as amended (the "TIA"), and any subsidiaries which will guarantee the Company's obligations under the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. The terms of the Indenture are also governed by certain provisions contained in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the Indenture.

GENERAL

  The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be subordinated indebtedness of the Company or pari passu with the Facility. The Facility provides that unsecured subordinated Debt Securities may be issued pursuant to the Indenture without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a Board Resolution or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

  The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustees with respect to different series of Debt Securities, each such trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee thereunder, and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

  Reference is made to the Prospectus Supplement for the following terms of each series of the Debt Securities in respect of which this Prospectus is being delivered:

    (i) the designation, aggregate principal amount and authorized denominations of the series;

    (ii) the issue price as a percentage of the principal amount at which the series will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity or upon redemption thereof and the rate or rates at which original issue discount ("OID") will accrue;

    (iii)  the date or dates on which the series will mature;

    (iv) the rate or rates per annum, if any, at which the series will bear interest;

    (v) the times from which any interest will accrue, be payable and the record dates pertaining thereto;

    (vi) the place or places where the principal and interest, if any, on the series will be payable;

    (vii) any redemption or other special terms;

    (viii) the Events of Default and covenants relating to the Debt Securities which are in addition to, modify or delete those described herein;

    (ix) whether the Debt Securities will be issued in certificated or book-entry form, and the denominations thereof;

    (x) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property;

    (xi) provisions, if any, for the defeasance or discharge of certain of the Company's obligations with respect to such Debt Securities, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing), the provisions of the Indenture;

    (xii) the manner in which the amounts of payment of principal of, premium, if any, or interest on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which such Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

    (xiii) a discussion of any material and/or special United States federal income tax considerations applicable to such Debt Securities;

    (xiv) any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities other than those originally appointed;

    (xv) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

    (xvi) the terms, if any, on which such Debt Securities will be subordinate to other debt of the Company;

    (xvii) any listing or intended listing of the Debt Securities on a securities exchange;

    (xviii) the provisions, if any, relating to any security provided for such Debt Securities or any guarantee thereof;

    (xix) the provisions, if any, relating to any guarantees of the Debt Securities; and

    (xx) any other terms of such Debt Securities, which other terms will not be inconsistent with the provisions of the Indenture.

  The Debt Securities may be sold at a discount below their principal amount. Even if the Debt Securities are not issued at a discount below their principal amount, such securities may, for United States federal income tax purposes, be deemed to have been issued with OID because of certain interest payment or other characteristics. Special United States federal income tax considerations applicable to Debt Securities issued with OID will be described in more detail in any applicable Prospectus Supplement. In addition, special United States federal tax considerations or other restrictions or terms applicable to any Debt Securities offered exclusively to foreigners or denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Indenture provides that the Company may not consolidate or merge with or into, or sell, assign, convey, transfer or lease its properties and assets substantially in their entirety (computed on a consolidated basis) to, another corporation, person or entity unless (i) either (a) in the case of a merger or consolidation, the Company is the surviving person or (b) the successor or transferee is a corporation organized under the laws of the United States, any State thereof or the District of Columbia and expressly assumes, by supplemental indenture, all of the obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after such transaction no Default or Event of Default shall exist.

DENOMINATIONS, REGISTRATION AND TRANSFER

  Unless specified in the Prospectus Supplement, the Debt Securities of any series shall be issuable only as Debt Securities in denominations of $1,000, and any integral multiple thereof, and shall be payable only in U.S. dollars. The Indenture also provides that Debt Securities of a series may be issuable in global form. See "Global Securities."

  Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Debt Securities of the same series of like aggregate principal amount of such denominations as are authorized for Debt Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  The Company shall not be required (i) to register, transfer or exchange Debt Securities of any series during a period beginning with the opening of business 15 days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption, and ending at the close of business on the day of such transmission, or (ii) to register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

EVENTS OF DEFAULT

  Events of Default defined in the Indenture with respect to Debt Securities of any series are: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when due; (c), if applicable, default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 60 days after written notice to the Company by the applicable Trustee or to the Company and the applicable Trustee by the holders of at least 25% in principal amount of the outstanding Debt Securities of that series as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization in respect of the Company. The Prospectus Supplement may provide for any other Event of Default with respect to Debt Securities of that particular series.

  If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the applicable Trustee if given by the holders), declare to be due and payable immediately the principal (or if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) and premium, if any, of all Debt Securities of that series. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, subject to the Company having paid or deposited with such Trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and premium, if any, with respect to Debt Securities of that series, have been cured or waived as provided in the Indenture. For information as to waiver of defaults see the discussion set forth below under "--Modification and Waiver." Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of outstanding Debt Securities, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series.

  No holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and the holders of at least 25% in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Notwithstanding the foregoing, the holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment.

  The Indenture requires the Company, within 120 days after the end of each fiscal year, to furnish to the Trustee a statement as to compliance with the Indenture. The Indenture provides that the Trustee with respect to any series of Debt Securities may withhold notice to the holders of Debt Securities of such series of any Default or Event of Default (except a default in payment on any Debt Securities of such series) with respect to Debt Securities of such series if and so long as a committee of its Trust Officers, in good faith, determines that withholding such notice is in the interest of the holders of Debt Securities of such series.

MODIFICATION AND WAIVER

  Without prior notice to or consent of any holder of any series of Debt Securities, the Company and the applicable Trustee, at any time and from time to time, may modify the Indenture for any of the following purposes: (i) to evidence the succession of another corporation to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the Indenture and in such series of Debt Securities in accordance with the terms of the Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of such series of Debt Securities (and if such covenants are to be for the benefit of less than all such series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the Indenture upon the Company; (iii) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (iv) to add to, change or eliminate any of the provisions of the Indenture, provided that any such addition, change or elimination will become effective only when there is no outstanding Debt Security issued thereunder which is entitled to the benefit of such provision and as to which such modification would apply; (v) to secure such series of Debt Securities or to provide that any of the Company's obligations under such series of Debt Securities or the Indenture shall be guaranteed and the terms and conditions for the release or substitution of such security or guarantee; (vi) to supplement any of the provisions of the Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of such series of Debt Securities, provided that any such action will not adversely affect the interests of the holders of Debt Securities of such series or any other series of Debt Securities issued under the Indenture in any material respect;
(vii) to establish the form or terms of Debt Securities as permitted by the Indenture; (viii) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Debt Securities and to add to or change any of the provisions of the Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; (ix) to comply with the requirements of the Commission in connection with qualification of the Indenture under the TIA; or (x) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the Indenture and the Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the Indenture which will not be inconsistent with any provision of the Indenture; provided such other provisions shall not adversely affect the interests of the holders of outstanding Debt Securities, if any, of any series created thereunder prior to such modification in any material respect.

  With the written consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected by such modification voting separately, the Company and the applicable Trustee may modify the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of

Debt Securities of such series, if any, under the Indenture; provided, however, that such modifications may not, without the consent of the holder of each outstanding Debt Security of each series affected thereby: (i) change the Stated Maturity of any Debt Security or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the Stated Maturity of, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof or impair the right to institute suit for the enforcement of any such payment on or after the due date thereof (including, in the case of redemption, on or after the Redemption Date), or alter any redemption provisions in a manner adverse to the holders of such series of Debt Securities; (ii) reduce the percentage in principal amount of the outstanding Debt Securities of such series, the consent of whose holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture; (iii) if applicable, adversely affect the right of such holder to convert any Debt Security; (iv) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby; or (v) modify any provision described in the applicable Prospectus Supplement as requiring the consent of each affected holder of Debt Securities.

  A modification which changes or eliminates any covenant or other provision of the Indenture with respect to one or more particular series of Debt Securities, or which modifies the rights of the holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Indenture of the holders of Debt Securities of any other series.

  The Indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding Debt Securities of any series, by notice to the relevant Trustee, may on behalf of the holders of the Debt Securities of such series waive any default and its consequences under the Indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any such Debt Security held by a nonconsenting holder or (2) a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each outstanding Debt Security of each series affected.

DEFEASANCE OF DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

 Defeasance and Discharge. The Indenture provides that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events with respect to payments on such Debt Securities, to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold money for payment in trust) upon the irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount, as certified by an Officers' Certificate, sufficient to pay and discharge each installment of principal (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the dates such payments are due. Such discharge may occur only if, among other things, the Company shall have delivered to the Trustee an opinion of counsel or a ruling from the United States Internal Revenue Service (an "IRS Ruling"), in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

 Defeasance of Certain Covenants. Upon compliance with certain conditions, the Company may omit to comply with certain restrictive covenants contained in the Indenture (or, if provided for in the applicable Prospectus Supplement, any other restrictive covenant relating to any series of Debt Securities provided for in a Board Resolution or supplemental indenture which by its terms may be defeased pursuant to the terms of such series of Debt Securities) and any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to any Debt Securities. The conditions include, among others: the deposit with the Trustee of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount, as certified by an Officers' Certificate, sufficient to pay principal, premium, if any, and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the dates such payments are due; and the delivery to the Trustee of an opinion of counsel or an IRS Ruling to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance.

LIMITED LIABILITY OF CERTAIN PERSONS

  The Indenture provides that no stockholder, incorporator, employee, officer or director, as such, past, present or future of the Company or any successor corporation or any of the Company's Affiliates shall have any personal liability in respect of the obligations of the Company under the Indenture or the Debt Securities by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

  The Indenture provides that each holder and beneficial owner, by accepting any of the Debt Securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which the Company or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of the Debt Securities must be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, the Company shall have the right, at its option, (i) to require such person to dispose of its Debt Securities or beneficial interest therein within 30 days of receipt of notice of the Company's election or such earlier date as may be requested or prescribed by such gaming authority or (ii) to redeem such Debt Securities at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority or such lesser amount as may be required by applicable law or by order of any gaming authority. The Company shall notify the Trustee in writing of any such redemption as soon as practicable. The Company shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or other securities or property will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

GUARANTEE

  The Indenture provides that one or more subsidiaries of the Company (each a "Guarantor") may guaranty the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of the Company under the Debt Securities of any series and the Indenture (a "Guarantee"). The liability of any Guarantor under a Guarantee is independent of and not in consideration of or contingent upon the liability of the Company or any other party obligated under the Debt Securities or the Indenture, and a separate action or actions may be brought or prosecuted against the Company or any other party obligated under the Debt Securities or the Indenture whether or not the Company or any other party obligated under the Debt Securities or the Indenture is joined in any such action or actions. Such Guarantee, however, will be limited to an amount not to exceed the maximum amount that can be guaranteed by such Guarantor without rendering the Guarantee, as it relates to such Guarantor, voidable under Section 548 of the Federal Bankruptcy Code or any applicable provision of comparable state law.

  The Guarantee of any Guarantor is a continuing guaranty and will remain in full force and effect until payment in full of all of the guaranteed obligations.

PAYMENT AND PAYING AGENTS

  The Company covenants and agrees for the benefit of each series of Debt Securities that it will duly and punctually pay the principal of, premium, if any, and interest on the Debt Securities in accordance with the terms of the Debt Securities and the Indenture.

  The Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the Indenture may be served.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities will be in registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

  The authorized capital stock of the Company consists of 75 million shares of Common Stock. There are 57,968,919 shares of Common Stock outstanding. Holders of the Common Stock are entitled to dividends when and as declared by the Company's Board of Directors. Holders have one vote per share and the right to the net assets in liquidation after payment of any amounts due to creditors. Holders are not liable for further calls or assessments by the Company. There are no sinking fund or redemption provisions relating to the Common Stock. The Common Stock has noncumulative voting rights, which means that the holders of a majority of the shares voting for the election of directors can elect 100% of the directors if they choose to do so.

  The Company's Certificate of Incorporation provides that if and when the Company shall become, and so long as the Company shall remain, a publicly traded holding company as defined in the New Jersey Casino Control Act (hereinafter "Act"), in accordance with the Act, all securities of the Company shall be held subject to the condition that if a holder thereof is disqualified by the New Jersey Casino Control Commission (the "New Jersey Commission") pursuant to the Act ("Disqualified Holder"), such Disqualified Holder shall dispose of his interest in the securities, including any Common Stock, within 120 days (or such other time period required by the New Jersey Commission) following the Company's receipt of notice (the "Notice Date") of such Disqualified Holder. Promptly following the Notice Date, the Company is required to deliver a copy of such written notice to the Disqualified Holder by personal delivery, mail or any other reasonable means.

  The Company's Certificate of Incorporation also provides that so long as the Company holds (directly or indirectly) a license or franchise from a governmental agency to conduct its business, which license or franchise is conditioned upon some or all of the holders of the Common Stock possessing prescribed qualifications, any and all shares of the Common Stock shall be subject to redemption by the Company, at its sole option and in its sole discretion, to the extent necessary to prevent the loss of such license or franchise or to reinstate it. Any shares of the Common Stock redeemable pursuant to such provision may be called for redemption immediately for cash, property or rights, including securities of the Company or another corporation, on not less than five (5) days notice to the holders thereof at a redemption price equal to the average closing price of such stock on a national securities exchange for the 45 trading days immediately preceding the date of the redemption notice; or if such stock is not so traded, then the average of the high and low closing bid price of the stock as quoted by the National Association of Securities Dealers Automated Quotation system for such 45 trading day period; or if such stock is not so quoted, the redemption price shall be determined in good faith by the Board of Directors.

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, LLC, 400 S. Hope Street, Los Angeles, California 90071.

                              TRUSTEE STOCKHOLDER

  In May 1995, the Company and MGM Grand Hotel, Inc. entered into a Promotion Agreement with Don King Productions, Inc. ("DKP"), pursuant to which, among other things, MGM Grand Las Vegas obtained the exclusive right to present six of Mike Tyson's fights. In addition, pursuant to the Promotion Agreement, the Company made a non-interest bearing working capital advance of $15 million to DKP and sold DKP 618,557 shares of Common Stock for an aggregate purchase price of $15 million. Certain terms of the Promotion Agreement were amended by a Trust Agreement dated as of October 23, 1996, pursuant to which record and beneficial ownership (including all voting rights) of such shares were assigned and transferred to the law firm of Lionel Sawyer & Collins, the Trustee Stockholder, and the maturity date for the working capital advance was extended to March 31, 1998. Under the Trust Agreement, the Company has the right to determine whether and when such shares may be sold. The Trustee Stockholder owns no shares of Common Stock other than the 618,557 shares indicated in this Prospectus.

                             PLAN OF DISTRIBUTION

  The Company and the Trustee Stockholder may sell the Offered Securities being offered hereby: (i) directly to one or more purchasers; (ii) through agents; (iii) through one or more dealers; (iv) through one or more underwriters; or (v) through a combination of any such methods of sale. The distribution of the Offered Securities pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions either: (i) at a fixed price or prices which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

  Up to 618,557 shares of Common Stock may be offered and sold from time to time by the Trustee Stockholder. The Prospectus Supplement relating to any shares of Common Stock offered by the Trustee Stockholder will set forth the number of shares of Common Stock offered, as well as the number of shares of Common Stock and percentage of such class which will be owned by the Trustee Stockholder upon completion of such offering.

  Offers to purchase Offered Securities may be solicited directly by the Company and/or the Trustee Stockholder. Offers to purchase Offered Securities may also be solicited by agents designated by the Company and/or the Trustee Stockholder from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the applicable Prospectus Supplement.

  If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company and/or the Trustee Stockholder will sell such Offered Securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale.

  If an underwriter is, or underwriters are, utilized in the sale, the Company and/or the Trustee Stockholder will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the applicable Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. In connection with the sale of Offered Securities, such underwriters may be deemed to have received compensation from the Company and/or the Trustee Stockholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agents. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by the Company and/or the Trustee Stockholder to underwriters in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement.

  Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  If so indicated in the applicable Prospectus Supplement, the Company and/or the Trustee Stockholder will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase Offered Securities from the Company or the Trustee Stockholder pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable Prospectus Supplement. Institutions with which such contracts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the Offered Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The Prospectus Supplement relating to such contracts will set forth the price to be paid for Offered Securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of Offered Securities pursuant to such contracts.

  The anticipated date of delivery of Offered Securities will be set forth in the applicable Prospectus Supplement relating to each offer.

                                 LEGAL MATTERS

  Certain legal matters in connection with the validity of the Offered Securities will be passed upon for the Company by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California. Terry N. Christensen, a director of the Company, is a partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Certain legal matters relating to the Offered Securities will be passed upon for any underwriters, dealers or agents by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements and supplemental schedule of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE OFFERED SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT.

                             --------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                         PAGE
                                                                         -----
The Company.............................................................   S-3
Use of Proceeds.........................................................   S-6
Capitalization..........................................................   S-6
Selected Consolidated Financial Information.............................   S-7
Management's Discussion and Analysis of Financial Condition and Results
 of Operations..........................................................   S-9
Regulation and Licensing................................................  S-12
Description of Notes....................................................  S-17
Certain Federal Income Tax Considerations...............................  S-28
Underwriting............................................................  S-30
Legal Matters...........................................................  S-30

                                  PROSPECTUS

Available Information...................................................     2
Incorporation of Certain Documents by Reference.........................     3
The Company.............................................................     4
Credit Facility.........................................................     4
Use of Proceeds.........................................................     5
Ratio of Earnings to Fixed Charges......................................     5
Description of Debt Securities..........................................     5
Description of Common Stock.............................................    12
Trustee Stockholder.....................................................    13
Plan of Distribution....................................................    13
Legal Matters...........................................................    14
Experts.................................................................    14

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                           [LOGO OF MGM GRAND, INC.]

                                 $500,000,000

                     % SENIOR COLLATERALIZED NOTES DUE 2005

                             --------------------

                                  PROSPECTUS
                                  SUPPLEMENT
                                JANUARY  , 1998

                             --------------------

                        BANCAMERICA ROBERTSON STEPHENS

                           DEUTSCHE MORGAN GRENFELL

                               CIBC OPPENHEIMER


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